UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Enanta Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29251M106

(CUSIP Number)

March 26, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 29251M106	Page 1 of 5 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shionogi & Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 1,599,760
	6.	Shared voting power 00,000
	7.	Sole dispositive power 1,599,760
	8.	Shared dispositive power 00,000
9.	Aggregate amount beneficially owned by each reporting person 1,599,760 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 8.9% (2)
12.	Type of reporting person (see instructions) CO

(Footnote)

(1)	Voting and Investment control over the shares held by Shionogi & Co., Ltd. is exercised by its Representative Directors (i.e., Motozo Shiono and Isao Teshirogi) and the Vice President of Finance and Accounting Department (i.e., Yuji Hosogai).
(2)	This percentage is calculated based upon 17,961,713 shares of the Issuer’s Common Stock outstanding as of December 16, 2013, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 18, 2013.

13G

CUSIP No. 29251M106	Page 2 of 5 Pages

Item 1.

(a)	Name of Issuer

Enanta Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

500 Arsenal Street Watertown, MA 02472

Item 2.

(a)	Name of Person Filing

Shionogi & Co., Ltd.

(b)	Address of the Principal Office or, if none, residence

Doshomachi 3-chome, Chuo-ku, Osaka 541-0045, Japan

(c)	Citizenship

Japan

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

29251M106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

CUSIP No. 29251M106	Page 3 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,599,760 (1)

(b)	Percent of class: 8.9% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,599,760. (1)

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 1,599,760. (1)

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

(Footnote)

(1)	Voting and Investment control over the shares held by Shionogi & Co., Ltd. is exercised by its Representative Directors (i.e., Motozo Shiono and Isao Teshirogi) and the Vice President of Finance and Accounting Department (i.e., Yuji Hosogai).
(2)	This percentage is calculated based upon 17,961,713 shares of the Issuer’s Common Stock outstanding as of December 16, 2013, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 18, 2013.

13G

CUSIP No. 29251M106	Page 4 of 5 Pages

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

13G

CUSIP No. 29251M106	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29th, 2014

Shionogi & Co., Ltd.

By:	/s/ Shinya Matsuzawa

	Name:	Shinya Matsuzawa
	Title:	Corporate Officer
Vice President
Legal Affairs Department